Exhibit 99.1

Nano Dimension Strengthens its Position in the U.S. by Selling an
Additional DragonFly 3D Printer to the U.S. Armed Forces

This sale represents the fourth sale of the DragonFly additive manufacturing system within the U.S. defense sector in recent weeks

NESS ZIONA, Israel – September 19, 2019 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced it has sold an additional DragonFly system to a branch of the United States Armed Forces. In recent weeks, Nano Dimension has sold four additive manufacturing systems to U.S. defense customers.

Sending confidential intellectual property to an external supplier is a major security concern for defense industry companies. The multi-material DragonFly precision additive manufacturing system allows electronics designers and electrical engineers to 3D print conductive metal and dielectric polymer simultaneously, and in-house, to meet stringent security requirements.

Nano Dimension, a certified U.S. Department of Defense vendor with a CAGE code, helps defense companies lessen the risk of IP theft and effectively streamline productivity by bringing additive manufacturing in-house. This can significantly keep costs down while increasing the speed of R&D and reducing lead times. Further, due to the platform’s manufacturing flexibility, and round the clock 3D printing capability, productivity can be enhanced.

“Maintaining data security is critical for companies in any industry, and especially for companies in the defense industry that design and manufacture unique electronics for mission-critical systems,” said Amit Dror, CEO of Nano Dimension. “Rather than sending their board designs off to an external company for fabrication, using additive manufacturing of electronics allows them to keep design and manufacturing capabilities under one roof.”

Nano Dimension’s DragonFly system is built to print multilayer fully functional complex circuitry, including high frequency RF applications, capacitors, antennas and sensors that can fit more features than standard circuits. This enables companies to consolidate electronic components, reduce their size and weight, simplify multi-piece assemblies and overall, enhance innovation capabilities, product customization and reliability.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential and use of its products. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | +972-542539495 | galit@nano-di.com